AMENDMENT

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2009
DIVISION OF MARKET REGULATION

09100034

SEC... ...SSION
...20549

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# ANNUAL ~~AUDITED~~ REPORT
## ~~FORM X-17A-5~~ (A)
## PART III

CM

| SEC FILE NUMBER |
|---|
| 8- 9614 |

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/1/08 (MM/DD/YY) AND ENDING 9/30/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glickenhaus & Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Eisner

Eisner LLP
Accountants and Advisors

# GLICKENHAUS & CO.
(a partnership)

Report Pursuant to Rule 17a-5(e)

SEPTEMBER 30, 2009

**Eisner**

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners of
Glickenhaus & Co.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission ("SEC"), we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation ("SIPC") assessments and payments of Glickenhaus & Co. (the "Company") for the period from April 1, 2009 through September 30, 2009, which were agreed to by the Company, the SEC, the Financial Industry Regulatory Authority and SIPC. Our procedures were performed solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T. The Company's management is responsible for determining the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the period from April 1, 2009 through September 30, 2009, with the amounts reported in Form SIPC-7T noting no differences;

3. Compared any additions and deductions reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the accompanying schedule (Form SIPC-7T) to this report. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

Eisner, LLP

New York, New York
November 24, 2009

**SIPC-7T**

(27-REV 3/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

**SIPC-7T**

(27-REV 3/09)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2009
DIVISION OF TRADING & MARKETS

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-009614 FINRA SEP
GLICKENHAUS & CO
ATTN STUART PEYSER FL 7
546 5TH AVE
NEW YORK NY 10036-5000

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____________________

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 29,693

   B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) ( )

   __________ Date Paid

   C. Assessment balance due 29,693

   D. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

   E. Total assessment balance and interest due (or overpayment carried forward) $ 29,693

   F. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as E above) $ 29,693

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____________________

____________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Glickenhaus & Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of November, 2009.

Chief Financial Officer
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending September 2009
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 75,243,840 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | 6,320,252 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 202,351 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 40,619,363 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | 4,851,862 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 11,372,953 | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 11,372,953 |
| Total deductions | 63,366,781 |
| 2d. SIPC Net Operating Revenues | $ 11,877,059 |
| 2e. General Assessment @ .0025 | $ 29,693 |

(to page 1 but not less than $150 minimum)